CASCADE TECHNOLOGIES CORP.

250 N. Robertson Blvd., Suite 427

Beverly Hills, California 90211

310.858.1670

310.858.1699 - FAX

June 30, 2010

Securities and Exchange Commission

SEC Headquarters
100 F Street, NE
Washington, DC 20549

Attention: Jeanne Bennett, Staff Accountant

 MAIL STOP 3030

Re:         Cascade Technologies Corp.

                                Form 8-K for item 4.01

                                Filed June 23, 2010

                                File No. 000-52141

Dear Ms. Bennett

I am submitting registrant's response to your letter dated June 24, 2010. For the convenience of the staff I have set forth the comment in your letter below following which we have provided our response.

Form 8-K filed June 23, 2010

1.            We see you have filed as Exhibit 16 a letter from a different audit firm about a different registrant. Please amend your report to include as Exhibit 16 a letter of a recent date from your former auditors addressing the disclosures by your company in both the initial Form 8-K and in the amendment to be filed. You should file your amendment as a Form 8-K/A with the item 4.01 designation.

We have filed a Form 8-K/A on June 30, 2010 supplying as Exhibit 16 a letter from our former accountants in the format requested.

The registrant also acknowledges that:

•

The registrant is responsible for the adequacy  an accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The registrant may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you or any other member of staff have further questions or comments, please do not hesitate to contact the undersigned at (310) 455-2074 or by email at rmgates1@verizon.net. Thank you.

Respectfully yours,

/s/Randall Gates

Randall Gates

Chief Financial Officer

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